03003506

03 JAN 30 AM 7:21

TIOMIN
RESOURCES INC.

82-3430

PRESS RELEASE

TSE: TIO

January 21, 2003

TIOMIN RECEIVES ENVIRONMENTAL MANAGEMENT PLAN (EMP) APPROVAL

SUPPL

TORONTO, CANADA:

Tiomin Resources is pleased to announce it has received approval of its Environmental Management Plan (EMP) for the Kwale titanium mining project in Kenya. This approval is a major milestone as it completes the last major environmental requirement to proceed to the construction phase of Kwale. The EMP approval by the National Environmental Management Authority of Kenya comes after an extensive review process which included public and stakeholder input into the final recommendations. As part of the EMP approval, Tiomin will present a comprehensive action plan covering mitigation measures for all operating parameters prior to start of mining operations.

Tiomin's application for a mining lease on the Kwale titanium-bearing mineral sands deposit was also approved by the Government and will be officially announced through publication in The Government of Kenya Gazette on Friday January 24th, 2003. The mining lease will become official on April 24th following the statutory 90 day publication period.

PROCESSED FEB 11 2003 THOMSON FINANCIAL

Tiomin is working closely with the Government of Kenya and the local inhabitants at the project site to ensure the development of the Kwale titanium mine will meet high environmental standards. The Kwale mine will produce concentrates of ilmenite and rutile, both sources of titanium dioxide used primarily in the fabrication of pigments, and of zircon used in a multitude of applications from ceramic glazing to refractories and electronics. These mineral concentrates are separated from the mineralized sands based on simple physical processes such as gravity, electrostatic and magnetic separation.

J.C. Potvin, President of Tiomin, said: "Tiomin is pleased that the newly elected government of Kenya has reviewed our EMP and has approved it. This is further proof that the Kwale project work has been done at a high standard and confirms the legitimacy of the approval process". The Kwale project will benefit both local and regional economies through the creation of both direct and indirect jobs, bring improvements in transportation, electrification and communication infrastructure, including better health services and schooling in the local community. Kwale will generate significant export revenues for Kenya in addition to contributing to a wider base of tax revenues to the Government.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

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